September 14, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Rufus Decker
                 Jeffrey Gordon

Re:	Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007
File No. 0-20086

Dear Messrs. Decker and Gordon:

Set forth below are responses to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) in its letter to Universal Hospital Services, Inc. (“we”, “our”, “the Company” or “UHS”) dated August 30, 2007.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

Comment 1: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.   These revisions should be included in your future filings.

Response:  The Company has set forth the additional disclosures and other revisions it intends to include in its future filings.  In response to Comments 7,10 and 12, the Company has also reflected the requested clarifications in its Registration Statement on Form S-4 (“Form S-4”) to be filed with the Commission on the date hereof, two hard copies of which are being provided supplementally to the Staff to facilitate review.  We have noted below the page references in Form S-4 where the revised disclosures may be found.

Financial Statements

Note 12:  Stock Based Compensation, page F-20

Comment 2:  We note your response to prior Comment 1.  We continue having difficulty understanding how you determined it was appropriate to use an aggregate discount of 25%, which your latest response indicates is all due to the lack of liquidity.  You state that you performed extensive market oriented due diligence of the appropriate discount based on discussions with your private equity owners and investment banking firms as well as academic oriented research publicly available.  Please provide us further information regarding the academic research you relied upon, including a summary of the research.  You state that this source did not take into account your unique attributes and thus only provided a reality check.  Please provide us with an explanation of the unique attributes you refer to in your response and how these attributes factored into your determination that the discounts you used were appropriate based on this research.

Response:  Our objective was to value the options’ exercise prices at fair value.  To accomplish this objective, we first considered whether a discount was appropriate.  Once we determined that a discount should be applied, we assessed the appropriate size of the discount.  We also determined that, in connection with each option issuance, we needed to re-assess whether application of a discount was appropriate, and if it was, the size of the discount that should be applied to achieve an exercise price at fair value.  These steps, and the academic research we consulted, are discussed below.  Included in the discussion are the Company’s unique attributes that were considered in determining fair value.  In addition, we believe that our approach was consistent with the valuation methodology and principles discussed in the AICPA Audit and Accounting Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, 2004.

a)  First, we determined that applying a discount was appropriate and was more reasonable than relying upon publicly traded multiples.  The decision to apply a discount was based on several considerations:

(i)
Extensive discussions with our owners at the time (whose representatives constituted the majority of our Board of Directors (“Board”)), both of which were established private equity firms having deep experience with stock option programs in privately held company settings and valuation techniques.

(ii)
Recognition of the fact that investors will pay less for illiquid assets, and absent a capital event, a stock option awarded by UHS in its private setting has extremely limited transfer rights and significant illiquidity and therefore should bear a lower exercise price than the value of a share of publicly traded stock of the Company’s public-equity peer group, where investors have clear and immediate liquidity and unlimited transfer rights.

Public-Equity Peer Group			UHS

●	Consisted of Apria, Lincare, Alliance Imaging, HCA, Triad, Lifepoint, Cardinal and Hillenbrand	●	Smaller in scale and scope than peer group, with an eventual Enterprise Value ~ $0.7 billion

●	Larger in scale and scope than UHS, with Enterprise Values ranging from ~ $0.9 billion to $.0	●	Significantly restricted ability to monetize stock upon an option exercise outside of a capital event;
	billion		thus creating pragmatic liquidity issues upon exercise of the option. As noted in our letter of
August 14, to exercise a vested option, the optionee had to acknowledge there was no market for
●	Clear and immediate liquidity in the ability to monetize stock investments		the shares and his ability to resell was restricted, the optionee had to deliver payment by cash in an amount equal to exercise price multiplied by number of shares purchased, and the optionee incurred a tax liability based upon the market value of the stock on the day of exercise minus the exercise price. All of this had to be funded by the shareholder without cash proceeds from the sale of such stock.

(iii)
Existence of what we believed to be a clear market precedent across corporate America and rationale for private company discounting rather than application of public-equity peer group multiples to incorporate illiquidity into valuations.

(iv)	Significant illiquidity of UHS options and shares as discussed in our response to Comment 1 in our August 14 letter to the Staff:

•
Clear limitations on stock transfers set forth within our plan document, a right of first refusal by our majority owner, no requirement for UHS to register shares, etc., which we deemed would suppress value,

•
Pragmatic cash and tax liquidity issues for exercises outside of a capital event, which was borne out by the mere 16% exercise rate by departing employees of in-the-money options during the term of the 2003 Stock Option Plan, and

•
The significant risk that the Company would not consummate a capital event given that a capital event likely would occur only upon the confluence of solid Company performance, strong acquisition multiples, and a robust high-yield credit market.

b)  After determining that we should apply a discount to set the fair value of the options’ exercise prices, we needed to determine the appropriate discount rate.  In selecting a discount rate of 25% to the peer company trading multiples in our Q4-2005 and Q1-2006 option grants, we considered the four data points discussed below, recognizing that data points #1 and #2 constituted a “reality check” of the objective measures in data points #3 and #4:

(i)
Data Point #1:  The experiences and judgments of various parties including our private equity owners, all  knowledgeable about the subject and our position, and all of which pointed us to a general practice for companies in our setting to be in the range of 20% - 30%, although it was noted that it was not unusual to see such discounts in excess thereof.

(ii)
Data Point #2:  The research published by Aswath Damodaran, Professor of Finance, Stern School of Business, New York University, in his paper Marketability and Value:  Measuring the Illiquidity Discount (July 2005), a hard copy of which is being provided supplementally to the Staff.

Professor Damodaran asserts that assets should not be characterized as liquid or illiquid, rather liquidity should be viewed as a continuum, with assets either more or less liquid than others.  Professor Damodaran presents evidence on the cost of illiquidity and discusses how to estimate the effect of illiquidity on the valuation of the assets of a business.

After discussing transaction costs associated with publicly traded stocks, Professor Damodaran reviews the costs of trading “non-traded assets” and observes, “[i]f the cost of trading stocks can be substantial, it should be even more significant for assets that are not traded regularly such as real assets or equity positions in private companies” (emphasis added; see page 16).  Professor Damodaran observes that the cost of illiquidity increases as the period of trading restrictions lengthens (see page 23).

Professor Damodaran considers different ways of incorporating illiquidity into valuations.  In discounted cash flow valuations, a business can be valued first as a liquid asset and then an illiquidity discount can be applied, or the discount rate can be adjusted to reflect illiquidity with a premium added for illiquid investments.  In either case, Professor Damodaran advises that firm-specific factors should be reflected in the adjustment and the adjustment should be larger for riskier assets.

Studies referenced in the paper have found that private equity appraisers have used discounts of 25-35% (see page 35).  Examining the trading values of restricted stock suggests value discounts well in excess of 30% in many studies (see page 28) and acquisition multiples for privately held companies are often 20% (for EBITDA metrics) and 28% (for EBIT metrics) below those for public entities (see page 52).

Applying the firm-specific discount approach, a private company valuation depends on the size and type of assets owned by the business.  Here, Professor Damodaran considers determinants of the illiquidity discount and ways of estimating it (see pages 36-37).  Factors discussed that can cause the discount to vary across businesses include:

•	Liquidity of assets owned by the firm. A private business with holdings of cash and/or marketable securities should have lower illiquidity than a firm with assets for which buyers are relatively few.

•	Financial health and cash flows of the firm. A firm with strong earnings and positive cash flows should have a smaller illiquidity discount than a firm with losses and negative cash flows.

•	Possibility of going public in the future. As the likelihood of going public nears, the illiquidity discount should fall.

•	Firm size. The illiquidity discount lessens as a percent of the firm’s value as the size of the firm increases.

•	Control. Arguably, controlling stakeholders in a private company should have a smaller illiquidity discount.

Our adjustment reflected the unique attributes (or specific factors) of UHS, including:

•
Liquidity of the assets owned.  UHS owns moveable medical equipment, which we consider highly illiquid given the lack of regional or national trading markets.  Our assets trade in over-the-counter, one-off manners in a highly fractured, generally localized setting.  This would lead to a higher discount rate.

•
Financial health and cash flows.  UHS is considered to be in solid financial health from a business operation perspective, which supports a lower discount rate; however, the high level of debt carried throughout this period, our “B” high-yield credit rating, and our lack of meaningful free cash flow generation in the past favor a higher discount rate.

•
Possibility of going public in the future.  The likely exit alternatives for our private equity owners during the 2003 Stock Option Plan were considered to be (i) sale to another private equity firm, (ii) strategic purchase by another company and (iii) an IPO in the public equity markets.  Our assessment at each option grant was that alternative (i) was the highest eventual probability given that the private equity market focuses heavily on EBITDA metrics.  Conversely, the strategic and IPO markets focus heavily on earnings per share metrics.  The depreciation expense associated with UHS’ capital intensity tends to dilute such earnings per share metrics vs. a comparable group.  Thus, the likelihood of going public in the next several years was considered low at the time we used a 25% discount rate.  The fact that we considered the possibility of going public to be low supports a higher discount rate.

•	Size of UHS. As depicted in the table above UHS’ Enterprise Value was dramatically smaller than the peer group, which supports a higher discount rate.

In summary, UHS’ restrictions on stock transfers, lack of registration filing requirements, right of first refusal on stock sales, smaller size and illiquidity of assets (medical equipment), among other factors, were considered in determining the appropriate discount rate.  Professor Damodaran’s paper and the research he cites provided a liquidity continuum framework within which we were able to consider the Company’s attributes and establish the appropriate discount rate.

(iii)
Data Point # 3:  A comparison of the “post-discount multiple” for the option grants with the multiple paid by Halifax Capital Partners, L.P. (“Halifax”) in late 2003 to buy an illiquid, minority stake in UHS was a very pragmatic and compelling data point available to us.  Halifax paid a multiple of ~ 6.1x.  The resulting post-discount multiple for UHS option grants was as follows:

(a)	(b)	(c)	(d)
Date	Peer Group Multiple	Discount	UHS Multiple
Q4-2005	8.2x	25.0%	6.2x
Q1-2006	7.9x	25.0%	5.9x
Q4-2006	7.7x	7.5%	7.1x

As shown in column (d) above, the application of a 25% discount in Q4-2005 and Q1-2006 results in a UHS multiple of 6x.  This compares favorably with the 6.1x multiple paid by Halifax for an illiquid purchase of UHS.  Of clear importance is the fact that during the Q4-2005 and Q1-2006 option issuances, we believed that we were still in the midst of an extended, multi-year period of illiquidity as no company sale discussions had taken place and the owners were content with their investments.   Thus, the opportunity cost of waiting for a monetization event was high.

This also supported a continuity of our valuation process over time, in that we started in 2004 by pegging the $1.00/share price paid by Halifax in 2003.  We then gravitated to an approach that locked in the EBITDA multiple paid by Halifax and applied it to our updated EBITDA.  Finally, we gravitated to a discount off the peer group multiple, which as shown above, remained in the general range of the Halifax multiple during perceived times of extended illiquidity.

Only in the Q4-2006 issuance did we adjust the discount percentage to acknowledge the changed tone of discussions at the Board regarding the potential sale of the Company (such discussions beginning after the Q1-2006 option issuance).  In essence, the perceived timing event of a company sale narrowed as the Board began discussing the topic.

(iv)
Data Point # 4: While the peer group EBITDA multiple approach was the best available metric, its usefulness was limited by its failure to take into account the higher capital intensity of UHS’ business versus the peer group.  Thus, while using the EBITDA approach as our primary metric, we concurrently examined EBIT multiples, which would take into consideration our higher capital intensity and associated burdens of depreciation and amortization.  Detailed below are the comparable multiples in the two methods for the 2006 grants:

Option Grant	Peer Group EBITDA Multiple Discount	% of Peer Group EBITDA Multiple	% of Peer Group EBIT Multiple
Q1-2006	25.0%	75.0%	106.0%
Q4-2006	7.5%	92.5%	142.0%

As shown above, the Q1-2006 option grant, while at a 25% discount to the peer group EBITDA multiple, was issued at a 6% premium to the peer group EBIT multiple.  This EBIT multiple premium was more dramatic in the Q4-2006 grant.  This pragmatic analysis was also compelling in our thought process.

Taking into consideration the four data points described above, the 25% EBITDA multiple discount level for our option issuances on November 15, 2005 and March 31, 2006 was, in accordance with the collective judgment of our management group and Board, within an acceptable range of 20% to 30%.  We did not, nor were we able to, pinpoint how much of this discount was attributable to academic research, discussions with bankers and private equity owners or the unique attributes of the Company.  Rather, we attempted to set the discount rate in the middle of what we considered to be an acceptable range given the challenges of pinpointing an exact percentage in a highly subjective setting, again noting that the result of such discount achieved a multiple in the general range of the best objective data point available, the Halifax purchase multiple, as well as kept us in a reasonable range of EBIT multiples for the peer group.

c)  Finally, after determining that a discount should be applied and assessing the appropriate discount rate for the November 15, 2005 and March 31, 2006 option grants, we recognized that, in connection with each opinion issuance, we needed to re-assess whether application of a discount was appropriate, and if it was, the size of the discount that should be applied to achieve an exercise price at fair value.  After March 31, 2006 and before the November 15, 2006 option issuance, the Board initiated very preliminary discussions on sale considerations.  Thus, given the moderate change in tone on this topic at the time, the Board agreed that a lowering of the discount rate was appropriate (given that liquidity events were beginning to be discussed) and for the November 15, 2006 option issuance a 7.5% discount rate was selected.  The 7.5% discount was the result of a subjective judgment by the Board, taking into consideration the risk of consummating a transaction.  Such risk was deemed to be meaningful given the confluence of factors required to be in place before a sale would occur (as discussed in response 1(d)(iii) our August 14 letter).

Comment 3:  For each option issuance since January 1, 2006, please tell us the date of the issuance, the number of options granted, the exercise price and the fair value.

Response:  Please see the table below which shows that 89% of grants made after January 1, 2006 under our 2003 Stock Option Plan were granted to employees other than named executive officers or directors.

				Options Issued/Recipent
Option Issuance Date	Exercise Price	Discount to Peer Group Multiple	Fair Value of UHS Stock	Blackford CEO	Clevenger CFO	Other Named Executive Officers	Board of Directors	Other Employees	Total Options Issued
3/31/2006	$1.41	25.0%	$1.41	-	-		-	209,500	209,500
11/15/2006	$2.06	7.5%	$2.06	-	-	200,000	-	1,335,500	1,535,500
				-	-	200,000	-	1,545,000	1,745,000

As disclosed in our Form 10-Q for the quarter ended June 30, 2007, after the sale of UHS, we issued options for 35.9 million shares of UHS Holdco, Inc. (“Parent”) stock in June 2007 under our new 2007 Stock Option Plan.  The exercise price of these options was $1.00 per share, equivalent to our Parent’s $1.00 per share fair market value as determined by the May 31, 2007 Transaction.

Comment 4:  Please provide us with an analysis of all equity issuances since January 1, 2006.   For each transaction:
•	Identify the parties, including any related parties,
•	The number of equity instruments issued and the nature of such consideration, and
•	The fair value and your basis for determining fair value. Please provide us with a detailed explanation of the significant factors, assumptions and methodologies used in determining fair value.

Response:  We did not issue any equity instruments from January 1, 2006 through the sale of the Company in May 2007, other than option grants noted above and selected shares of common stock issued upon the exercise of options by departing employees under the 2003 Stock Option Plan.   Again, note that only 16% of employees exercised their in-the-money options during this time due we believe to liquidity issues.

In conjunction with the closing of the Transaction on May 31, 2007, the Company issued 1,000 shares of common stock to our new Parent.  Also, we issued options for 35.9 million shares of our Parent’s stock in June 2007 under our new 2007 Stock Option Plan.  The exercise price of these options was $1.00 per share, equivalent to our Parent’s $1.00 per share fair market value as determined by the May 31, 2007 Transaction.

As for fair value and our basis for determining fair value, please refer to our responses to Comment 3, for fair value, and Comment 2, for our basis for determining fair value.

Comment 5:  Please further advise how your common stock value significantly increased in the following periods.   Please provide reconciliation between the common stock values listed below.  The reconciliation should show the estimated impact of each significant factor contributing to the difference in values.   For example, the reconciliation should show how much of the increase in value you estimate is related to actual results exceeding forecast or new customer contracts.   Please address the following increases:

•	The fair value per share increased 46% from $1.41 in the first quarter of 2006 to $2.06 in the fourth quarter of 2006

Response:  The following provides a reconciliation of our first quarter 2006 valuation to the fourth quarter 2006 valuation derived from our valuation model:

Q1-2006 Exercise Price:	$ 1.41

Higher EBITDA estimate:	$ 0.08

Higher Multiple:	$ 0.70	(due primarily to the reduced multiple discount per the initiation of Board discussions on the potential sale of the Company)

Changes in Debt and other Balance Sheet Items:	$ (0.13)

Q4-2006 Exercise Price	$ 2.06

At noted above, the Q1-2006 options were granted in a perceived setting of several more years of illiquidity before a capital event, as well a high perceived risk of consummation of a capital event.  The Q4-2006 grant was made after our Board’s very preliminary discussions of a capital event, yet still under the impression of high consummation risk.

•	The fair value per share increased 61% from $2.06 in the fourth quarter of 2006 to $2.58, which represents the price you were sold for in May 2007

Response:  We believe the increase from the fourth quarter 2006 to the price for which we were sold in May of 2007 actually represents a 25% increase vs. the 61% increase noted in your comment above.  This 25% increase from the Q4-2006 option issuance was achieved via a competitive bidding process whereby UHS had numerous interested bidders.  Such process went through multiple bidding rounds, and as we progressed from one round of bids to the next, the bidders were able to observe that we were exceeding our Adjusted EBITDA forecasts for 2007.  In the first quarter of 2007, our actual results exceeded our internal Adjusted EBITDA forecast by 16.9% (such forecast was provided to the bidders under confidentiality agreements), and exceeded the prior year quarter by 10.1%, all in the context of a generally weak hospital admissions market.

Contracts signed with major group purchasing organizations in late 2006 were yielding much greater volumes than previously anticipated due to the breadth of our equipment fleet and quality of our service organization.

Also in advance of closing the company sale, we signed a contract with a major bed/stretcher/surface manufacturer in March 2007 which could potentially open to UHS new rental market opportunities more than twice the size of UHS’ existing moveable medical equipment market.

Additionally, as the sale process progressed through the March/April time frame, we believe that the bidders gained more confidence in our ability to meet or exceed our 2007 forecast.  Thus, we believe they began shifting their focus from the trailing 2006 Adjusted EBITDA of approximately $81 million, to a 2007 Forecasted Adjusted EBITDA of close to $90 million.

We are unable to pinpoint the individual effects of the positive factors and trends on the stock price.  Rather, we believe that the combined effect of these factors had the effect of building a “momentum” in our sale process that yielded the $2.58 price per share.

Comment 6:  In connection with the Transaction in 2007, you recorded stock-based compensation expense of approximately $6.7 million due to the accelerated vesting of all predecessor stock options.  Please provide us with further details regarding how this amount was determined, including a breakdown of this amount by each option issuance date.  For each option issuance, provide us with a summary of the computation you used to arrive at the amount included in the total expense of $6.7 million.

Response:  Please see table below:

(in thousands, except per share information)

		Black-		Options
	Strike	Scholes		Vested
	Price	Value		at May 31,
Issue	Per	Per	Options	2007 or	Total
Date	Share	Share	Issued	Prior	Expense
4/9/2004	$1.00	$0.63	72	72	$45
5/1/2004	1.00	0.63	12,902	11,280	7,299	(1)
5/17/2004	1.00	0.64	240	240	153
6/15/2004	1.00	0.64	1,000	1,000	637
9/30/2004	1.00	0.63	313	313	484	(2)
10/1/2004	1.20	0.75	927	455	342
11/1/2005	1.33	0.75	1,332	1,228	970	(3)
3/31/2006	1.41	0.79	210	205	162
11/15/2006	$2.06	$1.14	1,536	1,486	1,699

Total stock compensation cost to be recognized for 2003 Stock Option Plan					11,791

Less expense recognized or reported on pro forma basis in prior periods:
2004 (pro forma basis)				(516)
2005 (pro forma basis)				(1,583)
2006				(1,734)
January 1, 2007 to May 31, 2007				(1,221)
					(5,054)
Accelerated vesting expense recognized at May 31, 2007					$6,737

(1) includes $0.2 million of additional mark-to-market expense related to the second quarter of 2007 modification of certain option awards due to restructuring of certain management and operational activities.

(2) The September 30, 2004 grant was a below market value grant made to an employee.  The Company recognized the below market value portion of this option over the vesting/service period , which began in the fourth quarter of 2004.

(3) includes $0.1 million of additional mark-to-market expense related to options granted to an independent contractor and accounted for under EITF 96-18.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Comment 7:  You state that you engaged independent valuation firms in connection with the preliminary purchase price allocation.  Please identify each of the independent valuation firms, or revise your disclosure to eliminate the reference to the independent valuations.

Response:  In our future filings we will eliminate the reference to the independent valuation firms and state that the Company determined the estimated fair values.  See page F-38 of Form S-4.

Comment 8:  Please disclose the amount of goodwill by reportable segment pursuant to paragraph 52(c)(2) of SFAS 141.

Response:  The Company references SFAS 141, paragraph 52 (c)(2) 2) which states “The amount of goodwill by reportable segment (if the combined entity is required to disclose segment information in accordance with FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information), unless not practicable. 23” and Footnote 23, which states,  “for example, it would not be practicable to disclose this information if the assignment of goodwill to reporting units (as required by Statement 142) has not been completed as of the date the financial statements are issued.”  As disclosed in Note 5 to our Form 10-Q for the quarter ended June 30, 2007, we had not finalized our purchase price allocation or the assignment of goodwill to reportable segments as of the date of our filing.  We will disclose the amount of goodwill by reportable segment upon completion of our purchase price allocation.

Comment 9:  Please provide the disclosures called for by Comment 3 of SAB Topic 5:J regarding funds borrowed to complete the Transaction.

Response:  The Company references Question 3 of SAB Topic 5:J which states the following regarding disclosures, “Regardless of whether the debt is reflected in Company B's financial statements, the notes to Company B's financial statements should generally disclose, at a minimum: (1) the relationship between Company A and Company B; (2) a description of any arrangements that result in Company B's guarantee, pledge of assets or stock, etc. that provides security for Company A's debt; (3) the extent (in the aggregate and for each of the five years subsequent to the date of the latest balance sheet presented) to which Company A is dependent on Company B's cash flows to service its debt and the method by which this will occur; and (4) the impact of such cash flows on Company B's ability to pay dividends or other amounts to holders of its securities.

Additionally, the staff believes Company B's Management's Discussion and Analysis of Financial Condition and Results of Operations should discuss any material impact of its servicing of Company A's debt on its own liquidity pursuant to Item 303(a)(1) of Regulation S-K.”

The first and second paragraphs of Note 1 of our financial statements describe the legal entities involved in the Transaction, with “the Company” being equivalent to Company B Question 3 of SAB Topic 5:J and “Merger Sub” being equivalent to Company A .  The last sentence of the first paragraph of Note 1 reads:

Parent and Merger Sub, Inc., a wholly owned subsidiary of the Parent (“Merger Sub”), were formed by BSMB solely for the purpose of completing the above-mentioned acquisition.

The second paragraph of Note 1 contains the following excerpts that further describe the roles and relationships of the Company and Merger Sub:

Before the closing of the acquisition, the Company initiated a cash tender offer to purchase its $260.0 million outstanding aggregate principal amount of its 10.125% Senior Notes… and Merger Sub issued $230.0 million in aggregate principal amount of its Second Lien Senior Secured Floating Rate Notes …. and $230.0 million in aggregate principal amount of its 8.50%/9.25% Second Lien Senior Secured PIK Toggle Notes…Concurrently, with the closing of the acquisition, Merger Sub merged with and into the Company, which was the surviving corporation and the Company assumed Merger Sub’s obligations with respect to the Notes.

Given the merger of Merger Sub with and into the Company, with the Company as the surviving corporation and the assumption of Merger Sub’s obligations, we believe the disclosure requirements outlined in Question 3 of SAB Topic 5:J do not apply to our specific fact pattern.  However, we believe the spirit of such disclosures do reside within our financials as noted below:

(1) “the relationship between Company A and Company B”

The relationships between the Company, the Merger Sub and the Parent are disclosed in Note 1 to the financial statements, as shown above.

(2) “a description of any arrangements that result in Company B's guarantee, pledge of assets  or stock, etc. that provides security for Company A's debt;”

The arrangement that results in the Company’s recording of the debt has been disclosed in Note 1 to the financial statements, as shown above.  There have been no pledges of the Company’s stock.

(3) “the extent (in the aggregate and for each of the five years subsequent to the date of the latest balance sheet presented) to which Company A is dependent on Company B's cash flows to service its debt and the method by which this will occur; and

(4) the impact of such cash flows on Company B's ability to pay dividends or other amounts to holders of its securities.

Additionally, the staff believes Company B's Management's Discussion and Analysis of Financial Condition and Results of Operations should discuss any material impact of its servicing of Company A's debt on its own liquidity pursuant to Item 303(a)(1) of Regulation S-K”.

Since the Company and the Merger Sub were merged at closing and since the Company assumed the obligations of the Merger Sub, the debt service commitments of the Merger Sub are included in the five-year “Long-Term Debt Maturities” table in Note 9 of the Company’s financial statements as well as in the “Contractual Obligations” table included in the Liquidity and Capital Resources section of the MD&A.  Restrictions on dividends are disclosed both in Note 9 and in the Liquidity and Capital Resources section of the MD&A.

Comment 10:  On page 5 you state that UHS Holdco, Inc. acquired you for approximately $712.0 million in cash less debt, tender premium and accrued interest and capitalized leases.  On page 9, you show the total sources and uses of funds in connection with the Transaction and the partial redemption of the $10.125% Senior Notes to be $742.9 million.  On page 10, you show that the total consideration of the Transaction to be $344.1 million.  Please revise your disclosure to clearly describe each of these amounts and the differences between each of these amounts.  Please help us understand why the total consideration amount disclosed on page 10 does not include the debt amounts incurred in connection with the transaction.  Refer to paragraph 20 of SFAS 141.

Response:  Paragraph 20 of SFAS 141 states the following:  “The same accounting principles shall apply in determining the cost of assets acquired individually, those acquired in a group, and those acquired in a business combination.  A cash payment by an acquiring entity shall be used to measure the cost of an acquired entity.  Similarly, the fair values of other assets distributed as consideration, such as marketable securities or properties, and the fair values of liabilities incurred by an acquiring entity shall be used to measure the cost of an acquired entity (Opinion 16, paragraph 72.”  In our future filings, including within Note 5 to the Unaudited Quarterly Financial Statements included in the Form S-4 filed today, we will add the following two tables to clarify our disclosures and define purchase price, which includes the debt amounts incurred in connection with the Transaction.  See page F-37 of Form S-4.

Reconciliation of Sources and Uses to Purchase Price
(in millions)

Total of Sources and Uses	$742.9
Less: Buyer fees (including direct costs of $1.2)	(30.9)
Purchase price (1)	$712.0

Reconciliation Purchase Price to Total Consideration
(in millions)

Purchase price (1)	$712.0
Direct costs	1.2
Indebtedness (2)	(360.9)
Seller fees	(8.2)
Total Consideration	$344.1

(1) Per Agreement and Plan and Merger dated April 15, 2007.

(2) As defined in the Agreement and Plan of Merger dated April 15, 2007, "funded indebtedness" includes long-term debt ($334.6 million for both debt retired and remaining), tender premium and accrued interest ($18.6 million) and capitalized leases ($7.7 million) as of May 31, 2007.

Note 8—Related Party Transaction, page 13

Comment 11:  Please help us understand why you believe it is appropriate to include $3.5 million of your $10 million transaction fee in deferred financing costs, while you expensed the remaining portion.  Tell us how you determined the amounts to be capitalized versus expensed, and the accounting literature you referenced to support you conclusion.

Response:  We defer debt issuance costs and amortize them to interest expense over the expected term of the debt as prescribed by APB 21, paragraph 16, which states the following:  “Issue costs should be reported in the balance sheet as deferred charges”, and paragraph .237 of Concept Statement No. 6 “Debt issue cost in effect reduces the proceeds of borrowing and increases the effective interest rate and thus may be accounted for the same as debt discount.”

In conjunction with the Transaction, the Company entered into a professional services agreement with BSMB that included the $10.0 million fee.  Among other things, the agreement stipulated that BSMB provide services to the Company in securing, structuring and negotiating the financing related to the transactions contemplated in the Merger Agreement.  BSMB estimated that it devoted approximately 35% of its time to such financing activities.  We believe that it was appropriate to include $3.5 million of the $10.0 million fee as debt issuance costs as it was deemed to be a reasonable allocation of the efforts of BSMB and representative of the actual services provided for such activities.  We believe it was appropriate to expense the remainder of the $10.0 million fee as such costs incurred are not considered direct costs of a business combination under paragraph 24 of SFAS 141.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comment 12:  Please do not present or discuss the combined results of the predecessor and successor.  Please discuss separate historical results of the predecessors and the successor.  Please revise your MD&A accordingly.

Response:  In our future filings, we will revise our MD&A to delete references to the combined results of the predecessor and successor and will separately discuss historical results of the predecessor and the successor.  See pages 48-67 of Form S-4.

Please do not hesitate to call me should further questions arise.

Sincerely,

/s/  Rex T. Clevenger
Rex T. Clevenger
Executive Vice President and CFO

cc:  Christian O. Nagler, Kirkland & Ellis, LLP
      Diana J. Vance-Bryan, General Counsel

Enclosures